Hines Securities, Inc.
2800 Post Oak Boulevard, Suite 4700
Houston, Texas 77056-6118

April 27, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Ashley Vroman-Lee and Kenneth Ellington

Re:	HMS Income Fund, Inc.
Post-Effective Amendment No. 4 to the Registration Statement on Form N-2
File Number: 333-204659
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of HMS Income Fund, Inc. (the “Registrant”) for the acceleration of the effective date of Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File No. 333-204659) (the “Registration Statement”) so that the Registration Statement may be declared effective on Monday, May 1, 2017.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Dechert LLP at (202) 261-3352, and that such effectiveness also be confirmed in writing. Thank you for your cooperation and attention to this matter.
Sincerely,
/s/ Frank Apollo

Frank Apollo
Chief Operating Officer

cc:    Sherri W. Schugart, HMS Income Fund, Inc.
Ryan Sims, HMS Income Fund, Inc.
David M. Covington, HMS Income Fund, Inc.
Thomas J. Friedmann, Dechert LLP
William J. Tuttle, Dechert LLP
William J. Bielefeld, Dechert LLP